Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 17, 2004

VOTE “AGAINST” THE PROPOSED VALUE-DESTROYING IAMGOLD TRANSACTION

TENDER YOUR SHARES INTO HARMONY’S PREMIUM OFFERS

November 17, 2004

Dear Gold Fields Limited Shareholder,

Gold Fields’ board and management do not want you to consider our premium offers to purchase your Gold Fields shares and American Depositary Shares (“ADSs”). They have resorted to groundless legal actions and publicity campaigns of misinformation to distract you. We believe that all these frustrating actions highlight a strategy undertaken by Gold Fields to hinder your ability to assess the merits of our offers and confuse our message.

The proposed IAMGold deal is value-destroying for Gold Fields shareholders. Vote AGAINST the proposed value-destroying IAMGold transaction. Tender your shares into Harmony’s premium offers to create a new international major company that we believe will create value for shareholders.

The IAMGold Transaction is Value-Destroying for Gold Fields’ Shareholders

We believe that Gold Fields has undervalued its international assets and is selling them to IAMGold at a substantial discount to Gold Fields’ own rating. We anticipate further value leakage as a result of Gold Fields receiving only 70% of the issued share capital of IAMGold while contributing more than its proportionate share of the combined companies’ value. Investors may also attribute a holding company discount to Gold Fields as a result of its inefficient corporate structure with IAMGold. In contrast, we believe that Harmony’s offers will create value for Gold Fields shareholders as summarized below. Harmony is also offering a significant premium to Gold Fields’ shareholders.

Harmony’s Offers Provide a 29% Premium to All Gold Fields’ Shareholders

•	For each Gold Fields share you will receive 1.275 Harmony consideration shares; and

•	For each Gold Fields ADS you will receive 1.275 Harmony consideration ADSs.

Gold Fields shareholders will receive a premium of approximately 29%, calculated by comparing the closing Harmony share price of R84.41 on October 14, 2004, multiplied by the proposed merger ratio, to the average of the daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days ending October 14, 2004. Gold Fields has tried to confuse you by claiming the premium is smaller without highlighting to you that its calculations, using the spot price on October 15, 2004, do not account for the run-up in the Gold Fields share price as a result of transaction rumors in the market prior to that date, making it wholly inappropriate to use that date for a premium calculation.

Gold Fields’ Desperate Attempts to Frustrate Our Offers Are Failing

The South African Securities Regulation Panel (the “SRP”), which oversees takeovers and mergers in South Africa, and the South African High Court have both ruled against Gold Fields in Gold Fields’ legal actions against Harmony.

•	The South African High Court dismissed an application by Gold Fields to declare Harmony’s offers unlawful.

•	The SRP ruled against Gold Fields’ desperate challenge to Harmony’s offers, confirming that Harmony and MMC Norilsk Nickel were not acting in concert and the Executive Committee of the SRP subsequently ruled against Gold Fields’ appeal of such ruling.

•	The SRP also ruled, on November 2, 2004, that Gold Fields’ financial advisors, Goldman Sachs International and JPMorgan, were conflicted and could not serve as appropriate external advisors to the Gold Fields board of directors for purposes of issuing fairness opinions. Although Gold Fields was aware of this ruling when it distributed its defense document on November 3, 2004, Gold Fields included such opinions in its defense document, which omits any mention of the ruling. On November 11, 2004, the Executive Committee of the SRP confirmed the ruling on appeal. On November 12, 2004, Gold Fields announced that Andisa Capital (Proprietary) Limited, which had been engaged to act as an appropriate external advisor to issue a valid fairness opinion in connection with Gold Fields’ defense, advised Gold Fields that it could not act for Gold Fields.

These legal actions are only a few of a series of attempts by Gold Fields’ directors to distract you from analysing and voting on our offers. Don’t be distracted by Gold Fields’ tactics – we are offering you a significant premium and the opportunity for additional value creation through sustainable cost savings – vote AGAINST the value-destroying IAMGold transaction.

The “Harmony Way” — Value Creation Through Sustainable Cost Savings

Harmony’s board and management are driven by value creation for shareholders. We believe that the proposed merger of Harmony and Gold Fields will provide immediate and long-term shareholder value through sustainable cost savings with an estimated market value in excess of R17 billion (US$2.8 billion). Harmony’s experience with other acquired mines, including two previously acquired from Gold Fields, suggests that the market value of cost savings could well exceed R23 billion (US$3.7 billion). Harmony’s plans to unlock value in Gold Fields’ existing assets include:

•	More efficient operations: Harmony will introduce a more efficient operating structure to the existing Gold Fields’ assets.

•	Superior allocation of capital: Over the last five years, Gold Fields has spent approximately R4.8 billion (US$785 million) on capital expenditure in South Africa with little visible benefit to shareholders. By contrast, over the last few quarters, significant investment has been undertaken at Harmony in order to reposition the mines for the strong Rand environment.

•	Increased reserves: Harmony’s cost-cutting initiatives will enable it to mine previously unprofitable reserves, increasing total productive reserves.

•	Retaining Gold Fields’ international operations: While Gold Fields’ South African production has fallen, its international asset portfolio has grown significantly and now accounts for the majority of the company’s operating profit. Gold Fields’ management intend to dispose of Gold Fields’ international asset portfolio in the IAMGold transaction at below fair value. This will diminish the ability of Gold Fields’ shareholders to participate in the growth from Gold Fields’ offshore mining operations.

Harmony’s proposed merger with Gold Fields underscores our commitment to creating value for all shareholders. We have an eight year track record of unlocking the value of mining assets through 26 acquisitions (including our Evander and St. Helena operations, both acquired from Gold Fields) and delivering significant cost savings.

Major Shareholder Support

Harmony has already received an irrevocable undertaking from MMC Norilsk Nickel, Gold Fields’ largest shareholder (holding approximately 20% of Gold Fields outstanding share capital) to vote AGAINST the IAMGold transaction and to accept Harmony’s further offer. As a consequence, other Gold Fields shareholders will be able to maximize their opportunity to participate in the offer, and will be able to realize a minimum of approximately 44% of their Gold Fields holdings and up to 100%.

In addition, Harmony’s shareholders, many of which are also Gold Fields shareholders, have already voted overwhelmingly in favor of the resolutions to implement Harmony’s proposed merger with Gold Fields at a general meeting of Harmony shareholders.

Vote in Your Best Interest – Vote AGAINST the Proposed IAMGold Transaction

Don’t be distracted by Gold Fields’ campaign of misinformation. The proposed Harmony/Gold Fields merger is in the best interest of all shareholders and Gold Fields’ shareholders should have the opportunity to review the facts and make their own judgment. We believe that the choice is obvious:

The proposed Harmony/Gold Fields merger to create the world’s largest gold producer — combining Harmony’s renowned efficiencies with Gold Fields’ portfolio of assets — will be a clear win for shareholders of both companies.

If you agree with us, you should vote your shares AGAINST the proposed IAMGold transaction today and tender your shares into Harmony’s offers now.

Harmony’s further offer is conditional, among other things, on the proposed IAMGold transaction not being implemented, so vote AGAINST the proposed IAMGold transaction even if you are tendering your shares or ADSs into our offers.

If you have questions about Harmony’s offers or need assistance in voting your Gold Fields shares or ADSs AGAINST the IAMGold transaction, please call MacKenzie Partners, Inc. at 1 800-322-2885 or 212-929-5500 (collect).

Additional Information

Further information about Harmony’s offer is available at www.sec.gov. The preliminary prospectus and other transaction-related materials may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at 105 Madison Avenue, New York, New York 10016; telephone: 1 (800) 322 2885 or 1 (212) 929 5500 (collect); email: proxy@mackenziepartners.com. We trust that you have considered this important matter and we are confident that you will be as enthusiastic about the opportunities presented by this proposed combination as we are.

Your Vote Is Important – Make Sure Your Vote Gets Counted

Please see the enclosed instructions to ensure your vote gets counted.

If you hold your Gold Fields securities in the form of ADSs, the deadline for voting against the IAMGold transaction is November 30, 2004. If no voting instruction is received on or before the due date set for this purpose by The Bank of New York, holders of ADSs may be deemed, except in certain circumstances, to have given a discretionary proxy to a person designated by Gold Fields and the shares represented by your ADSs may not be voted as you desire. You should therefore complete and return voting instructions as soon as possible.

If you purchased your ADSs after October 29, 2004 (the “record date” set by The Bank of New York for obtaining voting instructions of holders of ADSs) and you want your critical vote to be counted, you should strongly consider “breaking” your ADSs (i.e., converting your ADSs into ordinary shares of Gold Fields) and voting the shares you receive at the Gold Fields shareholder meeting or by proxy. If you intend to “break” your ADSs, you should do so by November 29 as it typically takes three business days to convert ADSs into ordinary shares. Our offer is for both shares and ADSs, so you can tender either shares or ADSs to Harmony and, if you wish, you will be able to convert your ordinary shares back to ADSs. Please see the enclosed instructions.

Harmony’s further offer is conditional, among other things, on the proposed IAMGold transaction not being implemented, so vote AGAINST the proposed IAMGold transaction even if you are tendering your shares or ADSs.

We strongly believe that together we have an opportunity to create an exciting new future for Harmony and Gold Fields shareholders. We believe that there are significant synergies between Harmony and Gold Fields and we have identified a number of attractive opportunities to unlock sustainable value in the combined entities.

With your vote AGAINST the proposed IAMGold transaction and the tender of your shares pursuant to Harmony’s offers, we can move forward to combining these two companies and creating real and compelling value for all stakeholders.

Yours sincerely,

Bernard Swanepoel

Chief Executive

VOTE “AGAINST” THE PROPOSED VALUE-DESTROYING IAMGOLD TRANSACTION

TENDER YOUR SHARES INTO HARMONY’S PREMIUM OFFERS

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Definitions used in the registration statement have the same meaning in this letter.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”), which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the US offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (800) 322 2885 (toll-free call) or 1 (212) 929 5500 (call collect); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 8, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this letter include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Responsibility Statement

The directors of Harmony accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.